Exhibit 99.2

MEDIWOUND LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	2

Condensed Interim Consolidated Statements of Comprehensive Profit (loss)	3

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity	4 - 6

Condensed Interim Consolidated Statements of Cash Flows	7 - 8

Notes to Condensed Interim Consolidated Financial Statements	9 – 14

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MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data and per share data)

	September 30,		December 31,
	2019	2018	2018
	Unaudited		Audited
CURRENT ASSETS:
Cash and cash equivalents	7,743	4,867	6,716
Restricted deposits	178	616	89
Short-term bank deposits	24,935	20,255	16,828
Trade receivables	4,493	671	560
Inventories	1,419	1,742	1,680
Other receivables	663	4,033	6,840

	39,431	32,184	32,713
LONG‑TERM ASSETS:
Long term deposits and prepaid expenses	14	57	48
Property, plant and equipment, net	2,169	2,004	2,020
Right of-use assets	2,254	-	-
Intangible assets, net	446	512	495

	4,883	2,573	2,563

	44,314	34,757	35,276
CURRENT LIABILITIES:
Current maturities of long-term liabilities	810	533	146
Trade payables and accrued expenses	2,863	3,563	2,715
Liability in respect of discontinued operation	2,240	-	-
Other payables	4,898	1,792	2,036

	10,811	5,888	4,897
LONG‑TERM LIABILITIES:
Deferred revenues	1,134	1,169	1,158
Liabilities in respect of IIA grants	7,099	7,850	7,568
Contingent consideration for purchase of shares	4,621	15,292	6,330
Liability in respect of discontinued operation	-	6,003	6,003
Lease liabilities	2,015	-	-
Severance pay liability, net	316	333	348

	15,185	30,647	21,407
SHAREHOLDERS' EQUITY (DEFICIENCY):
Ordinary shares of NIS 0.01 par value:
Authorized: 50,000,000 shares as of September 30, 2019 and 37,244,508 shares as of December 31, 2018 and September 30, 2018; Issued and Outstanding:27,178,839 as of September 30, 2019, December 31, 2018 and September 30, 2018	75	75	75
Share premium	140,568	139,494	139,637
Foreign currency translation adjustments	(8)	(29)	(25)
Accumulated deficit	(122,317)	(141,318)	(130,715)

	18,318	(1,778)	8,972

	44,314	34,757	35,276

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE PROFIT (LOSS)

U.S. dollars in thousands (except share data and per share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2019	2018	2019	2018	2018
	Unaudited				Audited
Revenues from sale of products	2,355	2,279	1,046	813	3,225
Revenues from development services	6,346	-	4,045	-	-
Revenues from license agreements	17,646	130	49	45	176
Total revenues	26,347	2,409	5,140	858	3,401

Cost of revenues from sale of products	1,595	1,396	656	386	2,088
Cost of revenues from development services	5,927	-	3,758	-	-
Cost of revenues from license agreements	680	-	-	-	-
Total cost of revenues	8,202	1,396	4,414	386	2,088

Gross profit	18,145	1,013	726	472	1,313

Research and development, gross	7,799	14,517	1,296	5,128	18,663
Participations by BARDA and IIA	(4,568)	(10,180)	56	(3,882)	(13,843)
Research and development, net of participations	3,231	4,337	1,352	1,246	4,820
Selling and marketing	3,078	3,156	944	837	4,188
General and administrative	3,158	2,098	1,012	629	3,051
Other income from settlement agreement	-	-	-	-	(7,537)
Other expenses	1,041	662	140	-	751
Total operation expenses	10,508	10,253	3,448	2,712	5,273

Operating profit (loss)	7,637	(9,240)	(2,722)	(2,240)	(3,960)

Financial income	300	299	147	117	412
Financial expense	(2,345)	(2,719)	(389)	(821)	(2,117)

Profit (loss) from continuing operation	5,592	(11,660)	(2,964)	(2,944)	(5,665)
Profit from discontinued operation	2,806	-	2,756	-	4,608
Net Profit (loss)	8,398	(11,660)	(208)	(2,944)	(1,057)

Other comprehensive income (loss):
Foreign currency translation adjustments	17	9	15	1	13

Total comprehensive income (loss)	8,415	(11,651)	(193)	(2,943)	(1,044)

Basic and diluted net profit (loss) per share from continuing operations	0.21	(0.43)	(0.11)	(0.11)	(0.21)
Basic and diluted net profit per share from discontinued operation	0.10	-	0.10	-	0.17
Total Basic and diluted net profit (loss) per share	0.31	(0.43)	(0.01)	(0.11)	(0.04)
Weighted average number of Ordinary shares used in the computation of basic and diluted loss per share (in thousands)	27,179	27,092	27,179	27,179	27,114

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollar in thousands

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total Equity

Balance as of December 31, 2018	75	139,637	(25)	(130,715)	8,972

Profit for the period	-	-	-	8,398	8,398
Other comprehensive income	-	-	17	-	17
Total comprehensive income	-	-	17	8,398	8,415
Share-based compensation	-	931	-	-	931
Balance as of September 30, 2019 (unaudited)	75	140,568	(8)	(122,317)	18,318

	Share capital		Share premium		Foreign currency translation reserve	Accumulated deficit	Total (Deficiency)

Balance as of December 31, 2017	75		138,992		(38)	(129,409)	9,620
(audited)
Cumulative effect adjustment on accumulated deficit as a result of adopting IFRS 15	-		-		-	(249)	(249)

Balance as of January 1, 2018	75		138,992		(38)	(129,658)	9,371

Loss for the period	-		-		-	(11,660)	(11,660)
Other comprehensive income	-		-		9	-	9

Total comprehensive (loss) income	-		-		9	(11,660)	(11,651)

Exercise of options	(*	)	(*	)	-	-	-

Share-based compensation	-		502		-	-	502

Balance as of September 30, 2018 (unaudited)	75		139,494		(29)	(141,318)	(1,778)

(*)	Represent less than $1.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollar in thousands

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total Equity
	Unaudited

Balance as of July 1, 2019	75	140,236	(23)	(122,109)	18,179

Loss for the period	-	-	-	(208)	(208)
Other comprehensive income	-	-	15	-	15

Total comprehensive (loss) income	-	-	15	(208)	(193)

Share-based compensation	-	332	-	-	332

Balance as of September 30, 2019 (unaudited)	75	140,568	(8)	(122,317)	18,318

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total (Deficiency)
	Unaudited

Balance as of July 1, 2018	75	139,359	(30)	(138,374)	1,030

Loss for the period	-	-	-	(2,944)	(2,944)
Other comprehensive income	-	-	1	-	1

Total comprehensive (loss) income	-	-	1	(2,944)	(2,943)

Share-based compensation	-	135	-	-	135

Balance as of September 30, 2018 (unaudited)	75	139,494	(29)	(141,318)	(1,778)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollar in thousands

	Share capital		Share premium		Foreign currency translation reserve	Accumulated deficit	Total equity

Balance as of December 31, 2017	75		138,992		(38)	(129,409)	9,620
Accumulated effect of adopting IFRS 15	-		-		-	(249)	(249)

Balance as of January 1, 2018	75		138,992		(38)	(129,658)	9,371

Loss for the period	-		-		-	(1,057)	(1,057)
Other comprehensive income	-		-		13	-	13
Total comprehensive (loss) income	-		-		13	(1,057)	(1,044)

Exercise of options	(*	)	(*	)	-	-	(* )
Share-based compensation	-		645		-	-	645

Balance as of December 31, 2018	75		139,637		(25)	(130,715)	8,972

(*)	Represents less than $ 1.

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2019	2018	2019	2018	2018
	Unaudited				Audited

Cash flows from operating activities:

Net Profit (loss)	8,398	(11,660)	(208)	(2,944)	(1,057)

Adjustments to reconcile net loss to net cash provided by (used in) continuing operating activities:

Adjustments to profit and loss items:
Profit from discontinued operation	(2,806)	-	(2,756)	-	(4,608)
Depreciation and amortization	848	447	296	142	577
Share-based compensation	931	502	332	135	645
Revaluation of liabilities in respect of IIA grants	(99)	624	293	220	287
Revaluation of contingent consideration for purchase of shares	1,519	1,694	197	582	758
Other income from settlement agreement	-	-	-	-	(7,537)
Revaluation of lease liabilities	(291)	-	(485)	-	-
Increase (decrease) in severance pay liability, net	(32)	3	(22)	(3)	19
Net financing income	(295)	(255)	(146)	(73)	(412)
Un-realized foreign currency (gain) loss	(52)	67	18	(59)	182

	(277)	3,082	(2,273)	944	(10,089)
Changes in asset and liability items:
Decrease (increase) in trade receivables	(3,955)	(314)	(3,946)	107	(211)
Decrease in inventories	260	144	114	129	206
Decrease (increase) in other receivables	5,198	(1,321)	2,454	251	(306)
Increase (decrease) in trade payables and accrued expenses	150	311	(1,207)	237	(536)
Increase (decrease) in other payables and deferred revenues	810	(389)	281	(53)	(161)

	2,463	(1,569)	(2,304)	671	(1,008)
Net cash provided by (used in) operating activities	10,584	(10,147)	(4,785)	(1,329)	(12,154)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2019	2018	2019	2018	2018
	Unaudited				Audited

Cash flows from investing activities:

Purchase of property and equipment	(463)	(391)	(30)	(78)	(522)
Purchase of intangible assets	-	(13)	-	-	(12)
Interest received	104	44	60	42	106
Proceeds from (investment in) short term bank deposits, net	(8,005)	(20,616)	(10,982)	549	(16,612)

Net cash provided by (used in) continued investing activities	(8,364)	(20,976)	(10,952)	513	(17,040)

Net cash used in discontinued investing activities	(957)	-	(1,007)	-	-

Net cash provided by (used in) investing activities	(9,321)	(20,976)	(11,959)	513	(17,040)

Cash flows from financing activities:

Repayment of leases liabilities	99	-	411	-	-
Proceeds from exercise of options	-	-	-	-	(* )
Repayment of IIA grants, net of proceeds from IIA grants	(376)	46	(569)	16	46

Net cash (used in) provided by financing activities	(277)	46	(158)	16	46

Exchange rate differences on cash and cash equivalent balances	41	(125)	(22)	8	(205)

Increase (decrease) in cash and cash equivalents from continuing activities	1,984	(31,202)	(15,917)	(792)	(29,353)
Decrease in cash and cash equivalents from discontinued activities	(957)	-	(1,007)	-	-

Balance of cash and cash equivalents at the beginning of the period	6,716	36,069	24,667	5,659	36,069

Balance of cash and cash equivalents at the end of the period	7,743	4,867	7,743	4,867	6,716

(*)	Represents less than $ 1.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

      MEDIWOUND LTD. AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL

a.	General description of the Company and its operations:

MediWound Ltd. (the "Company" or "MediWound"), is a fully integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel products to address unmet needs in the fields of severe burns, chronic and other hard to heal wounds, connective tissue disorders and other indications.

The Company's innovative biopharmaceutical product, NexoBrid, received marketing authorization from the European Medicines Agency ("EMA") as well as the Israeli, Argentinean, South-Korean, Russian and Peruvian Ministries of Health, for removal of dead or damaged tissue, known as eschar, in adults with deep partial and full thickness thermal burns. The Company sells NexoBrid in Europe and in Israel through its commercial organizations and in other territories throughout local distributers.

On May 6, 2019, the Company entered into exclusive license and supply agreements with Vericel Corporation (“Vericel”) to commercialize NexoBrid in North America (see also Note 3d).

The Company second investigational innovative product, EscharEx, is a topical biological drug being developed for debridement of chronic and other hard-to-heal wounds.

The Company's securities are listed for trading on NASDAQ since March 2014.

b.
The Company has two wholly owned subsidiaries: MediWound Germany GmbH, acting as Europe (“EU”) marketing authorization holder and EU sales and marketing arm and MediWound UK Limited, an inactive company. In addition, the Company owns approximately 10% of PolyHeal Ltd., a private life sciences company ("PolyHeal").

c.
The Company awarded two contracts with the U.S. Biomedical Advanced Research and Development Authority ("BARDA"),  for the advancement of the development and manufacturing, as well as the procurement of NexoBrid, as a medical countermeasure as part of BARDA preparedness for mass casualty events (see also Note 3c).

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented unless otherwise stated.

a.	Basis of presentation of financial statements:

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

b.	Basis of preparation of the interim consolidated financial statements:

      MEDIWOUND LTD. AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The interim condensed consolidated financial statements for the nine months ended September 30, 2019 have been prepared in accordance with IAS 34 "Interim Financial Reporting".

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company's annual financial statements as of December 31, 2018 that were included in the Annual Report on Form 20-F filed on March 25, 2019.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2018 that were included in the Annual Report on Form 20-F filed on March 25, 2019, except than the changes discussed below.

c.	Changes in significant accounting policies:

IFRS 16, "Leases" ("the new Standard") replaces IAS 17, Leases and its related interpretations. The standard's instructions supersede IAS 17 requirement from lessees to classify leases as operating or finance leases. The new standard presents a unified model for the accounting treatment of all leases according to which the lessee has to recognize a right-of-use asset and a lease liability in its financial statements.

On the inception date of the lease, the Company determines whether the arrangement is a lease or contains a lease, while examining if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

In the event of change in variable lease payments that are CPI-linked, lessees are required to re-measure the lease liability and record the effect of the re-measurement as an adjustment to the carrying amount of the right-of-use asset.

The lease term is the non-cancellable period of the lease plus periods covered by an extension or termination option if it is reasonably certain that the lessee will exercise or not exercise the option, respectively.

The right-of-use asset is subsequently depreciated in a similar way to other assets such as tangible assets, i.e. typically in a straight-line basis over the shorter of the lease term (including the extension option held by the Company and intended to be exercised) and the expected life of the lease.

Commencing January 1, 2019, the Company implements the Modified retrospective approach of the Standard. As for the measurement of the right-of-use asset, the Company chose to apply the alternative of recognize the asset in an amount equal to the lease liability, with certain adjustments.

The Company recognized a lease liability in the amount of about $2,522 under Long term debt and current maturity, according to the present value of the future lease payments discounted using the Company's incremental interest rate, and concurrently recognized a right-of-use asset in the same amount with certain adjustments. The Company's incremental interest rates used for measuring the lease liability are in the range of 0.1% to 6.7%. Depreciation is calculated on a straight-line basis over the remaining contractual lease period.

      MEDIWOUND LTD. AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In the first nine months of 2019, the Company recognized depreciation expenses in the amount of $427 in respect of amortization of the right-of-use asset and $99 finance expenses in respect of the lease liability, in place of the lease expenses in the amount of $472 which would have been recorded according to the previous standard.

d.	Reclassification:

Certain amounts previously reported in the consolidated financial statements have been reclassified to conform to current year presentation. Such reclassifications did not affect net loss, shareholders’ equity or cash flows.

NOTE 3:          CONTINGENT LIABILITIES AND COMMITMENTS

a.
On September 15, 2014, a Statement of Claim was filed against the Company by some shareholders of Polyheal (the "Plaintiffs"). The Plaintiffs allege that the Company is obligated to pay them a total amount of $1,475 in exchange for their respective portion of PolyHeal's shares, following the commencement of a feasibility study for the next generation of the PolyHeal Product in November 15, 2012, which constituted a milestone under a buyout option agreement between the Company, PolyHeal and its shareholders.

During December 2017, the Company paid the Plaintiffs approximately $1,497 in consideration for PolyHeal's shares and recorded a full provision of $6,003 which represents the purchase price for the residual number of shares that the 2010 PolyHeal Agreements contemplate would be acquired by the Company from the shareholders of PolyHeal (the “Provision”).

On March 24, 2019, the Company entered into a settlement agreement and mutual general release with the Plaintiffs (the "Polyheal Settlement Agreement"), which settles any and all debts, obligations or liabilities that the Plaintiffs and MediWound had, has or may have to the other party in connection with the agreements among MediWound, Teva, PolyHeal, the Plaintiffs and other shareholders of PolyHeal. Pursuant to the terms of Polyheal Settlement Agreement, the Plaintiffs repaid to MediWound a portion of the amount that was ruled in their favor under the Tel Aviv District Court Ruling, and it resulted in the acceptance of the Company’s appeal that was filed on December, 2017, and the cancellation of the 2017 Ruling that was issued by the District Court against MediWound.

In September 2019, the Company entered a series of settlement agreements (the "New PolyHeal Settlement Agreements") with the majority of shareholders of Polyheal, including Clal Biotechnology Industries Ltd., our controlling shareholder.  The New PolyHeal Settlement Agreements settle any and all debts, obligations or liabilities that each party or any of its affiliates had or has to the other party or any of its affiliates, in connection with or arising out of the series of 2010 PolyHeal Agreements. Pursuant to the terms of New PolyHeal Settlement Agreements, the company committed to pay an aggregate amount of approximately $2,800 and received 14,473 shares of PolyHeal, which was classified as royalty rights arising from the Company’s ownership of shares of Polyheal.

As a result of the New PolyHeal Settlement Agreements, the Company recognized one-time profit from discontinued operation of approximately $2,800, following the decrease of the Provision which was offset by an impairment of the royalty rights and settlement fees.

      MEDIWOUND LTD. AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:          CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

b.
Beginning in 2007, the Company entered into a number of agreements with Teva Pharmaceutical Industries Limited (“Teva”) related to collaboration in the development, manufacturing and commercialization of solutions for the burn and chronic wound care markets. In consideration for these agreements, Teva made investments in the Company's ordinary shares and agreed to fund certain research and development expenses and manufacturing costs and perform all marketing activities for both NexoBrid, under the 2007 Teva Agreement, and the PolyHeal Product, under the 2010 PolyHeal Agreements. As of December 31, 2012, all of these agreements were terminated.

On March 24, 2019, the Company entered into a settlement agreement and mutual general release with Teva (the “Teva Settlement Agreement”), which settles any and all debts, obligations or liabilities that each party or any of its controlled affiliates had or has to the other party or any of its controlled affiliates under, in connection with or arising out of certain transactions and agreements entered into between Teva and the Company from 2007 to 2012 (collectively, the “Collaboration Agreements”), which have terminated effective as of December 31, 2012 and September 2, 2013, as applicable, and which related to the Company's product, NexoBrid, and to PolyHeal Ltd. product, PolyHeal.

Pursuant to the terms of the Teva Settlement Agreement, Teva has agreed to pay the Company $4,000 in cash, and to reduce the contingent consideration that is payable to Teva pursuant to the Company's repurchase of its shares from Teva in 2013, so that the Company will be obligated to pay Teva annual payments at a reduced rate of 15% of its recognized revenues from the sale or license of NexoBrid after January 1, 2019, up to a reduced aggregate amount of $10,200. As a result of Teva Settlement Agreement, a one-time net income from settlement agreement of $7,537 was recorded as other income and a one-time income of $4,608 was recorded within the profit from discontinued operation in the fourth quarter and the year ending December 31, 2018.

In addition, the Company also agreed to indemnify, defend and hold harmless Teva and its directors, officers, agents and employees from and against claims relating to a certain milestone related to PolyHeal under an agreement associated with the Collaboration Agreements, up to an amount of $10,200, if a notice of such claim has been received by the Company prior to December 31, 2023.

c.
On September 30, 2015 BARDA has awarded MediWound a contract, which was modified in July 2017,  for the advancement of the development and manufacturing, as well as the procurement of NexoBrid, as a medical countermeasure as part of BARDA preparedness for mass casualty events.  In May 2019, BARDA upsized the contract, providing additional funding of $21,000 to support additional activities towards Biologics License Application (BLA) approval, including the new NexoBrid expended access treatment protocol (NEXT).  The modified contract includes $77,000 of funding to support development activities to complete the U.S. Food and Drug Administration (FDA) approval process for NexoBrid for use in thermal burn injuries, as well as $16,475 for procurement of NexoBrid, which is contingent upon FDA Emergency Use Authorization (EUA) and/or FDA marketing authorization for NexoBrid. In addition, the contract includes options for further funding of up to $10,000 for expanding NexoBrid’s indications and of up to $50,000 for additional procurement of NexoBrid.

      MEDIWOUND LTD. AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:          CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

           On September 28, 2018, BARDA has awarded MediWound an additional contract to develop NexoBrid for the treatment of Sulfur Mustard injuries.

The contract provides $12,000 of funding to support research and development activities up to pivotal studies in animals under the U.S. Food and Drug Administration (FDA) Animal Rule. The contract also contains options for additional funding of up to $31,000 for additional development activities, animal pivotal studies, and the FDA BLA submission for approval of NexoBrid for the treatment of Sulfur Mustard injuries.

As of September 30, 2019 the Company recorded $ 38,616 in funding from BARDA under the contracts.

d.	On May 6, 2019, the Company entered into exclusive license and supply agreements with Vericel to commercialize NexoBrid in North America (the “Collaboration Agreements”).

Pursuant to the Collaboration Agreements, Vericel will obtain the authority over and control of the development, regulatory approval and commercialization of licensed products in the North America territory. MediWound will be responsible for the development of the product through BLA approval, supported and funded by BARDA, as well as the manufacture and supply of NexoBrid. In addition, MediWound retains the commercial rights to NexoBrid in non-North American territory.

Under the terms of the license agreement, Vericel has made an upfront payment to MediWound of $17,500 and agreed to make an additional $7,500 payment contingent upon BLA approval and up to $125,000 in payments contingent upon meeting certain annual sales milestones. Vericel has also agreed to pay MediWound tiered royalties on net sales ranging from high single-digit to low double-digit percentages, a split of gross profit on committed BARDA procurement orders and a double-digits royalty on any additional future BARDA purchases of NexoBrid. Under the terms of the supply agreement, Vericel will procure NexoBrid from MediWound at a transfer price of cost plus a fixed margin percentage.

According to IFRS 15, the Collaboration Agreements transaction price should be allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer.

The Collaboration Agreements have multiple performance obligations, due to the contract covering multiple phases of the product lifecycle. The Company identified three distinct performance obligations: (i) license rights (ii) development services for BLA approval and (iii) manufacturing and supply of NexoBrid.

The Company allocated the Collaboration Agreements transaction price to each performance obligation using the best estimate of the standalone selling price of each distinct good or service in the contract.

The Company determined the license to the Intellectual Property ("IP") to be a right to use the IP, which has significant standalone functionality. Since Vericel has sublicensing rights and also entitled to generate revenues from BARDA procurement prior to BLA approval, the license is a distinct performance obligation and as such revenues are recognized at the point in time that control of the license is transferred to the customer. Since the manufacturing and development services are at market value, then the upfront payment was fully attributed to the license performance obligation. Consequently, during the second quarter the Company has recognized revenues in the amount of $17,500.

      MEDIWOUND LTD. AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:          CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

Future milestone payments are considered variable consideration and are subject to the variable consideration constraint (i.e. will be recognized once concluded that it is “probable” that a significant reversal of the cumulative revenues recognized under the contract will not occur in future periods when the uncertainty related to the variable considerations are resolved). Therefore, as the milestone payments are not probable, revenues were not recognized in respect to such milestone payments.

Sales related royalties to be received in exchange for license are recognized at the later of when (i) the subsequent sale occurs or (ii) the performance obligation to which some or all of the sales royalty has been allocated is satisfied (in whole or in part). As royalties are payable based on future commercial sales, as defined in the agreement, which did not occur as of the financial statements date, the Company did not recognize any revenues from royalties.

Revenues from the sale of products to Vericel will be recognized when all the significant risks and rewards of ownership of the products have passed to the buyer and the seller no longer retains continuing managerial involvement. The delivery date of the products is usually the date of which ownership passes.

NOTE 4:          EQUITY

On March 24, 2019, the Company granted to its incoming CEO and chairman of the board 60,000 options (40,000 and 20,000 respectively) to purchase ordinary shares, for an exercise price of $ 4.92 per share, and 30,000 RSU's (20,000 and 10,000 respectively), under the "2014 Share Incentive Plan". The options are exercisable in accordance with the terms of the plan and will vest over three-four years. The fair value of the options and RSU's granted, as of the grant date, was estimated at approximately $164 and $156, respectively.

           On May 2, 2019, the general meeting of the Company approved the abovementioned grants.

           On June 6, 2019, the Company granted to its incoming CFO 40,000 options to purchase ordinary shares, for an exercise price of $ 3.84 per share, and 6,667 RSU's, under the "2014 Share Incentive Plan". The options are exercisable in accordance with the terms of the plan and will vest over four years. The fair value of the options and RSU's granted, as of the grant date, was estimated at approximately $93 and $28, respectively.

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